MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                Twelve Months            Year
                                    Ended               Ended
                                March 31, 1999     December 31, 1998
                                    (In thousands of dollars)

Earnings Available for
 Fixed Charges:

Net Income per Consolidated
 Statements of Income              $ 29,035           $ 34,107

Income Taxes                         15,303             17,485
                                     44,338             51,592

Rents (a)                             1,789              1,749

Interest (b)                         33,155             31,587

Total Earnings Available
 for Fixed Charges                 $ 79,282           $ 84,928

Preferred Dividend Requirements    $    776           $    777

Ratio of Income Before Income
 Taxes to Net Income                   153%               151%

Preferred Dividend Factor on
 Pretax Basis                         1,187              1,173

Fixed Charges (c)                    34,944             33,336

Combined Fixed Charges and
 Preferred Stock Dividends         $ 36,131           $ 34,509

Ratio of Earnings to Fixed
 Charges                               2.3x               2.5x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends        2.2x               2.5x


(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income. Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements.

(c)  Represents rents and interest, both as defined above.